UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Virtus Investment Partners, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92828Q109

(CUSIP Number)

Bank of Montreal Colleen Hennessy 111 W. Monroe Street Chicago, IL 60603 Tel. No.: (312) 461-7745

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92828Q109

(1)	Names of reporting persons Bank of Montreal
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC*
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,727,746**
	(8)	Shared voting power 34***
	(9)	Sole dispositive power 1,727,746**
	(10)	Shared dispositive power 34***
(11)	Aggregate amount beneficially owned by each reporting person 1,727,780****
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☑
(13)	Percent of class represented by amount in Row (11) 23.0%**
(14)	Type of reporting person (see instructions) HC,BK

* The source of funds for acquiring the shares of Series B Preferred Stock (as defined below) was the working capital of BMO Bankcorp, Inc. (f/k/a Harris Bankcorp, Inc.) (“BMO Bankcorp”), a wholly-owned subsidiary of BMO Financial Corp. (f/k/a Harris Financial Corp.) (“BFC”), which is a wholly-owned subsidiary of Bank of Montreal (“BMO”, and together with BMO Bankcorp and BFC, the “Reporting Persons”). 378,446 shares of Common Stock (as defined below) owned by the Reporting Persons were acquired by converting 9,783 shares of Series B Preferred Stock into Common Stock on August 5, 2010.

** The Reporting Persons are the beneficial owners of 378,446 shares of Common Stock. The Reporting Persons are also the beneficial owners of 35,217 shares of Series B Voting Convertible Preferred Stock (the “Series B Preferred Stock”) of Virtus Investment Partners, Inc. (the “Issuer”). As of the date of this Amendment to Schedule 13D, each share of Series B Preferred Stock is convertible into 38.3139 shares of common stock of the Issuer (the “Common Stock), and the entire 35,217 shares of Series B Preferred Stock beneficially owned by the Reporting Persons are convertible, in the aggregate, into 1,349,300 shares of Common Stock. The number of shares issuable upon the conversion of the Series B Preferred Stock may be adjusted from time to time in accordance with certain customary anti-dilution protection provisions and the amount of accumulated and unpaid dividends as set forth in the certificate of designations of the Series A Non-Voting Convertible Preferred Stock and the Series B Preferred Stock (the “Certificate of Designations”). In the event that all of the shares of the Series B Preferred Stock beneficially owned by the Reporting Persons are converted into Common Stock at the current conversion rate of 38.3139 shares of Common Stock per each share of Series B Preferred Stock, based upon the 7,520,884 shares of Common Stock outstanding as of October 28, 2011 (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons), the Reporting Persons would own 23.0% of the outstanding shares of Common Stock.

*** 34 shares of Common Stock (the “Trust Shares”) are held in a bona fide fiduciary capacity in certain trust or investment accounts for the account of third parties and are beneficially owned by the Reporting Persons and BMO Harris Bank N.A., which is a wholly-owned subsidiary of BMO Bankcorp.

**** This number does not include 2,684 shares of Common Stock held by sub-advisors of Harris myCFO Investment Advisory Services, LLC (“myCFO,” a wholly-owned subsidiary of BFC) in the name of clients of myCFO.

CUSIP No. 92828Q109

(1)	Names of reporting persons BMO Financial Corp. (f/k/a Harris Financial Corp.)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC*
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,727,746**
	(8)	Shared voting power 34***
	(9)	Sole dispositive power 1,727,746**
	(10)	Shared dispositive power 34***
(11)	Aggregate amount beneficially owned by each reporting person 1,727,780****
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☑
(13)	Percent of class represented by amount in Row (11) 23.0%**
(14)	Type of reporting person (see instructions) HC, CO

* The source of funds for acquiring the shares of Series B Preferred Stock was the working capital of BMO Bankcorp. 378,446 shares of Common Stock owned by the Reporting Persons were acquired by converting 9,783 shares of Series B Preferred Stock into Common Stock on August 5, 2010.

** The Reporting Persons are the beneficial owners of 378,446 shares of Common Stock. The Reporting Persons are also the beneficial owners of 35,217 shares of Series B Preferred Stock. As of the date of this Amendment to Schedule 13D, each share of Series B Preferred Stock is convertible into 38.3139 shares of Common Stock, and the entire 35,217 shares of Series B Preferred Stock beneficially owned by the Reporting Persons are convertible, in the aggregate, into 1,349,300 shares of Common Stock. The number of shares issuable upon the conversion of the Series B Preferred Stock may be adjusted from time to time in accordance with certain customary anti-dilution protection provisions and the amount of accumulated and unpaid dividends as set forth in the Certificate of Designations. In the event that all of the shares of the Series B Preferred Stock beneficially owned by the Reporting Persons are converted into Common Stock at the current conversion rate of 38.3139 shares of Common Stock per each share of Series B Preferred Stock, based upon the 7,520,884 shares of Common Stock outstanding as of October 28, 2011 (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons), the Reporting Persons would own 23.0% of the outstanding shares of Common Stock.

*** The Trust Shares are held in a bona fide fiduciary capacity in certain trust or investment accounts for the account of third parties and are beneficially owned by the Reporting Persons and BMO Harris Bank N.A.

**** This number does not include 2,684 shares of Common Stock held by sub-advisors of myCFO in the name of clients of myCFO.

CUSIP No. 92828Q109

(1)	Names of reporting persons BMO Bankcorp, Inc. (f/k/a Harris Bankcorp, Inc.)
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC*
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,727,746**
	(8)	Shared voting power 34***
	(9)	Sole dispositive power 1,727,746**
	(10)	Shared dispositive power 34***
(11)	Aggregate amount beneficially owned by each reporting person 1,727,780****
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☑
(13)	Percent of class represented by amount in Row (11) 23.0%*
(14)	Type of reporting person (see instructions) HC, CO

* 378,446 shares of Common Stock owned by the Reporting Persons were acquired by converting 9,783 shares of Series B Preferred Stock into Common Stock on August 5, 2010.

** The Reporting Persons are the beneficial owners of 378,446 shares of Common Stock. The Reporting Persons are also the beneficial owners of 35,217 shares of Series B Preferred Stock. As of the date of this Amendment to Schedule 13D, each share of Series B Preferred Stock is convertible into 38.3139 shares of Common Stock, and the entire 35,217 shares of Series B Preferred Stock beneficially owned by the Reporting Persons are convertible, in the aggregate, into 1,349,300 shares of Common Stock. The number of shares issuable upon the conversion of the Series B Preferred Stock may be adjusted from time to time in accordance with certain customary anti-dilution protection provisions and the amount of accumulated and unpaid dividends as set forth in the Certificate of Designations. In the event that all of the shares of the Series B Preferred Stock beneficially owned by the Reporting Persons are converted into Common Stock at the current conversion rate of 38.3139 shares of Common Stock per each share of Series B Preferred Stock, based upon the 7,520,884 shares of Common Stock outstanding as of October 28, 2011 (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons), the Reporting Persons would own 23.0% of the outstanding shares of Common Stock.

*** The Trust Shares are held in a bona fide fiduciary capacity in certain trust or investment accounts for the account of third parties and are beneficially owned by the Reporting Persons and BMO Harris Bank N.A.

**** This number does not include 2,684 shares of Common Stock held by sub-advisors of myCFO in the name of clients of myCFO.

Introductory Statement

This Second Amendment to Schedule 13D (this “Amendment”) is being filed to amend certain information provided in the Schedule 13D filed by the Reporting Persons on January 12, 2009, as amended on August 20, 2010 (the “Original Filing”). Any capitalized term used in this Amendment but not defined herein shall have the meaning given to such term in the Original Filing. This Amendment supplements or amends certain items in the Original Filing as indicated below. Unless otherwise specified, the information in the Original Filing remains unchanged; provided, however, that all references to Harris in the Original Filing shall refer to BMO Bankcorp, as defined herein, and all references to HFC shall refer to BFC, as defined herein.

Item 1. Security and Issuer

There are no changes to Item 1 of the Original Filing.

Item 2. Identity and Background

This Amendment amends the Original Filing to provide a new Schedule A listing the name, residence or business address, position, present principal occupation or employment, the name and, if other than any Reporting Person, the principal business and address of any corporation or organization in which such employment is conducted and citizenship of each director and executive officer of each Reporting Person.

In addition, the final paragraph of Item 2 in the Original Filing is deleted in its entirety and replaced with the following:

During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

There are no changes to Item 3 of the Original Filing.

Item 4. Purpose of Transaction

Item 4 of the Original Filing is hereby amended by deleting the last sentence in the paragraph under “Board of Directors Membership”.

In addition, Item 4 of the Original Filing is hereby supplemented with the following information:

On October 27, 2011, BMO Bankcorp entered into a Conversion and Voting Agreement (the “Conversion and Voting Agreement”) with the Issuer. Pursuant to the terms of the Conversion and Voting Agreement, BMO Bankcorp has agreed to convert (the “Series B Conversion”) all shares of its Series B Preferred Stock into shares of Common Stock effective upon the later of (i) November 1, 2011 or (ii) the date of expiration (or earlier termination) of the applicable waiting period in respect of the HSR Filings (“HSR Approval”) under the Hart-Scott Rodino Antitrust Improvement Act of 1976. The Series B Conversion was subject to BMO Bankcorp’s receipt of a special dividend in respect of its Series B Preferred Stock equal to the sum of accrued but unpaid dividends payable in respect of its Series B Preferred Stock under the Certificate of Designations and the net present value of all dividends that would otherwise have been due and payable in respect of the Series B Preferred Stock from (and including) November 1, 2011 until October 31, 2014.

From October 27, 2011 and continuing until the first to occur of (i) the occurrence of the Series B Conversion or (ii) the filing of the CoD Amendment (as defined below) by the Issuer, BMO Bankcorp shall not transfer any shares of Series B Preferred Stock to any transferee, except for a transferee that has agreed to be bound by the terms of the Conversion and Voting Agreement. Notwithstanding the foregoing, if HSR Approval is not received by BMO Bankcorp on or prior to December 1, 2011, BMO Bankcorp shall thereafter be permitted to transfer all or any portion of the Common Stock underlying the Series B Preferred Stock pursuant to the terms of an underwritten registered offering of Common Stock, or one or more sales effected pursuant to Rule 144 of the Securities Act of 1933, as amended, in each case, in connection with which BMO Bankcorp delivers shares of Series B Preferred Stock to the participating underwriter(s) or dealer(s) to be converted into Common Stock in connection with the closing of such offering or settlement of such sales (and such shares of Series B Preferred Stock are actually converted into Common Stock on or prior to such closing).

Under the Conversion and Voting Agreement, BMO Bankcorp irrevocably waived, on its own behalf and on behalf of any transferee all further rights to dividends (other than its participation in Common Stock dividends) payable on or in respect of the Series B Preferred Stock pursuant to the Certificate of Designations. BMO Bankcorp also agreed to cause the resignation of the director, Ross F. Kappele, it appointed through its exercise of Series B Preferred Stock voting rights, and waived on its own behalf and on behalf of any transferee, the right of holders of Series B Preferred Stock to appoint and elect one director. In connection with this waiver, the size of the Issuer’s Board of Directors was decreased by one director. BMO Bankcorp also waived additional rights associated with the Series B Preferred Stock, including its approval rights with respect to certain transactions, pursuant to the terms of the Conversion and Voting Agreement.

BMO Bankcorp will be entitled to vote its Common Stock acquired pursuant to the Series B Conversion on matters submitted to a vote of the Issuer’s common stockholders. In accordance with the terms of the Conversion and Voting Agreement, BMO Bankcorp will not exercise voting discretion with respect to any shares of Common Stock that cause its share ownership of the Issuer to increase above 24 percent as a result of Issuer repurchases.

If the Series B Conversion does not occur prior to March 31, 2012, BMO Bankcorp has consented to the removal of the waived terms described above from the Certificate of Designations (the “CoD Amendment”).

The above description is qualified in its entirety by reference to the Conversion and Voting Agreement, attached hereto as Exhibit 4.01.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Filing is hereby amended by (i) deleting the sentence “In the event that all of the shares of the Series B Preferred Stock beneficially owned by the Reporting Persons are converted into Common Stock at the current conversion rate of 38.3139 shares of Common Stock per one share of Series B Preferred Stock, based upon the 7,571,746 shares of Common Stock of the Issuer outstanding as of August 19, 2010 (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons), the Reporting Persons would own 22.8% of the outstanding shares of Common Stock.” and (ii) replacing it with “In the event that all of the shares of the Series B Preferred Stock beneficially owned by the Reporting Persons are converted into Common Stock at the current conversion rate of 38.3139 shares of Common Stock per one share of Series B Preferred Stock, based upon the 7,520,884 shares of Common Stock of the Issuer outstanding as of October 28, 2011 (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons), the Reporting Persons would own 23.0% of the outstanding shares of Common Stock.”

Item 5 of the Original Filing is hereby supplemented with the following information:

Pursuant to the terms of the Conversion and Voting Agreement, BMO Bankcorp has agreed to the Series B Conversion effective upon the later of (i) November 1, 2011 or (ii) the date of HSR Approval.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Filing is hereby amended by incorporating by reference the information set forth in Items 4 and 5 hereof.

Item 7. Material to be Filed as Exhibits

Exhibit 4.01: Conversion and Voting Agreement between BMO Bankcorp and the Issuer.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

BANK OF MONTREAL

(as of November 9, 2011)

The name, address, position, present principal occupation or employment of each of the directors and executive officers of Bank of Montreal (“BMO”) are set forth below.

Name	Address	Position/Principal Occupation/Employment	Citizenship

Robert Murray Astley	574 Strathmere Court Waterloo, Ontario, Canada N2T 2K2	Director of BMO; Corporate Director	Canadian

David Ross Beatty	c/o Beatinvest Limited 98 Teddington Park Toronto, Ontario, Canada M4N 2C8	Director of BMO; Chairman and Chief Executive Officer of Beatinvest Limited, an investment services company	Canadian

Sophie Brochu	c/o Gaz Métro 1717 Du Havre Montreal, Quebec, Canada H2K 2X3	Director of BMO, President and Chief Executive Officer of Gaz Métro, a utilities company	Canadian

Robert Chevrier	c/o Société de gestion Roche Inc. 200, Avenue des Sommets, Apt 2001 Ile des Soeurs, Verdun, Quebec, Canada H3E 2B4	Director of BMO; President of Société de gestion Roche Inc., a management and investment company	Canadian

George A. Cope	c/o Bell Canada 483 Bay Street, 9th Floor South Tower Toronto, Ontario, Canada M5G 2C9	Director of BMO; President and Chief Executive Officer of BCE Inc. and Bell Canada, each a telecommunications company	Canadian

William A. Downe	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Director, President and Chief Executive Officer of BMO; Director and Vice Chairman of the Board of Directors of BMO Financial Corp.	American and Canadian

Christine A. Edwards	35 W. Wacker Drive Chicago, IL 60601	Director of BMO; Partner, Winston & Strawn LLP, a law firm	American

Ronald Farmer	2 Devon Court Markham, Ontario, Canada L6C 1B3	Director of BMO; Managing Director of Mosaic Capital Partners, a Toronto-based holding company with interests in several private companies	Canadian

David Galloway	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Director and Chairman of the Board of Directors of BMO; Director of BMO Financial Corp.	Canadian

Name	Address	Position/Principal Occupation/Employment	Citizenship

Harold N. Kvisle	c/o TransCanada Corporation 450 – 1st St. SW Calgary, Alberta, Canada T2P 5H1	Director of BMO; Former President and Chief Executive Officer of TransCanada Corporation, a North American energy company focused on natural gas transmission and power generation	Canadian

Bruce H. Mitchell	c/o Permian Industries Limited First Canada Place, Suite 5330, Box 183 Toronto, Ontario, Canada M5X 1A6	Director of BMO; President and Chief Executive Officer of Permian Industries Limited, a management and holding company with interests in the North American food processing and technology industries	Canadian

Philip S. Orsino	68 Yorkville Avenue Suite 205 Toronto, Ontario, Canada M5R 3V7	Director of BMO; President of Jeld-Wen, a building services company	Canadian

Martha C. Piper	6028 Chancellor Boulevard Vancouver, British Columbia, Canada V6T 1E7	Director of BMO; Corporate Director	American and Canadian

Robert Prichard	c/o Torys LLP 79 Wellington St. West Suite 3000, Box 279 TD Centre Toronto, Ontario, Canada M5K 1N2	Director of BMO; Chair of Torys LLP, a law firm	British and Canadian

Guylaine Saucier	1000 rue de la Gauchetiere Ouest #2500 Montreal, Quebec, Canada H3B 0A2	Director of BMO; Corporate Director	Canadian

Don M. Wilson III	543 North Street Greenwich, Connecticut 06830	Director of BMO; Corporate Director	American

Jean-Michel Ares	100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Group Head, Technology and Operations	Canadian

Name	Address	Position/Principal Occupation/Employment	Citizenship

Ellen Costello	c/o BMO Harris Bank 111 W. Monroe Street, Floor 2W Chicago, IL 60603	Director, Chief Executive Officer and U.S. Country Head of BMO Financial Corp.; Director of BMO Bankcorp, Inc.	American

Simon Fish	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Executive Vice President and General Counsel of BMO Financial Group	British

Surjit Rajpal	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Executive Vice President and Chief Risk Officer of BMO Financial Group	Canadian

Thomas Voysey Milroy	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 4th Floor Toronto, Ontario, Canada M5X 1A1	Chief Executive Officer of BMO Capital Markets, BMO Financial Group	Canadian

Gilles G. Ouellette	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 49th Floor Toronto, Ontario, Canada M5X 1A1	President and Chief Executive Officer of Private Client Group of BMO	Canadian

Richard Rudderham	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 68th Floor Toronto, Ontario, Canada M5X 1A1	Executive Vice President, Head of Human Resources, BMO Financial Group	Canadian

Thomas E. Flynn	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Chief Financial Officer of BMO Financial Group	Canadian

Franklin J. Techar	c/o Bank of Montreal 55 Bloor Street West, 16th floor Toronto, Ontario, Canada M4W 3N5	President and Chief Executive Officer, Personal and Commercial Banking Canada of BMO Financial Group	American

Russel C. Robertson	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Executive Vice President, Business Integration, BMO Financial Group; Vice-Chair of BMO Financial Corp.	Canadian

Douglas B. Stotz	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 28th Floor Toronto, Ontario, Canada M5X 1A1	Chief Marketing Officer, BMO Financial Group	American

Rose M. Patten	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Special Advisor to the President and Chief Executive Officer of BMO Financial Group	Canadian

Name	Address	Position/Principal Occupation/Employment	Citizenship

Mark F. Furlong	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of BMO Bankcorp, Inc. and BMO Financial Corp.; President and Chief Executive Officer, BMO Bankcorp, Inc. and BMO Harris Bank N.A.	American

Kevin G. Lynch	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Vice-Chair, BMO Financial Group	Canadian

DIRECTORS AND EXECUTIVE OFFICERS OF

BMO FINANCIAL CORP.

(as of November 9, 2011)

The name, address, position, present principal occupation or employment of each of the directors and executive officers of BMO Financial Corp. (“BFC”) are set forth below.

Name	Address	Position/Principal Occupation/Employment	Citizenship

Terry Bulger	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President, U.S. Risk Management and Chief Risk Officer of BMO Bankcorp, Inc. and BFC	American

David R. Casper	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of BMO Bankcorp, Inc.; Executive Vice President, Commercial Banking Division of BMO Bankcorp, Inc. and BFC	American

Ellen Costello	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director, Chief Executive Officer and U.S. Country Head of BFC; Director of BMO Bankcorp, Inc.	American

Terry A. Jenkins	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of BMO Bankcorp, Inc.; Executive Vice President, Private Banking, U.S. of BMO Bankcorp, Inc. and BFC	Canadian

Peter B. McNitt	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director and Vice-Chair of BMO Bankcorp, Inc.	American

Christopher J. McComish	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of BMO Bankcorp, Inc.; Executive Vice President of Personal Banking – IL, IN, WI, KS and Co-Head of North American Specialized Sales of BMO Bankcorp, Inc. and BFC	American

Cecily Mistarz	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President, Strategy and Implementation, Global Private Banking of BMO Bankcorp, Inc. and BFC	American

Deirdre C. Drake	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Human Resources of BMO Bankcorp, Inc. and BFC	American

Pamela C. Piarowski	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of BMO Bankcorp, Inc.; Senior Vice President, Chief Financial Officer and Treasurer of BMO Bankcorp, Inc. and BFC	American

Dante DeWitt	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President and Chief Information Officer, Technology and Operations U.S. of BMO Bankcorp, Inc. and BFC	American

Name	Address	Position/Principal Occupation/Employment	Citizenship

Justine Fedak	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Head of Marketing and Customer Strategies of BMO Bankcorp, Inc. and BFC	Canadian

Gail S. Palac	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President and Chief Auditor, U.S. Operations of BMO Bankcorp, Inc. and BFC	American

Craig T. Ingram	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Business Continuity Planning of BMO Bankcorp, Inc. and BFC	American

Judith Rice	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Director of BMO Bankcorp, Inc.; Senior Vice President, Community Affairs and Economic Development and Community Reinvestment Act Officer of BMO Bankcorp, Inc. and BFC	American

Mark F. Furlong	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Director of BMO Bankcorp, Inc. and BFC; President and Chief Executive Officer, BMO Bankcorp, Inc. and BMO Harris Bank N.A.	American

Ann Benschoter	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President, Headquarters, U.S. Personal and Commercial Banking of BMO Bankcorp, Inc. and BFC	American

Brad Chapin	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President of Personal Banking – WI, MN, AZ and FL of BMO Bankcorp, Inc. and BFC	American

James Duca	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President, Private Banking, U.S. of BMO Bankcorp, Inc. and BFC	American

Kenneth Krei	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President, Global Private Banking of BMO Bankcorp, Inc. and BFC	American

Gilles G. Ouellette	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 49th Floor Toronto, Ontario, Canada M5X 1A1	President and Chief Executive Officer of Private Client Group of Bank of Montreal	Canadian

Barry McInerney	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Co-CEO Global Asset Management, BMO Bankcorp, Inc. and BFC	Canadian

Thomas J. O’Neill	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Head, Special Assets Portfolio of BMO Bankcorp, Inc. and BFC	American

Russel C. Robertson	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Executive Vice President, Business Integration, BMO Financial Group; Vice-Chair of BFC	Canadian

Name	Address	Position/Principal Occupation/Employment	Citizenship

David Galloway	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Director and Chairman of the Board of Directors of Bank of Montreal; Director of BFC	Canadian

William A. Downe	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Director, President and Chief Executive Officer of Bank of Montreal; Director and Vice Chairman of the Board of Directors of BFC	American and Canadian

Stephen E. Bachand	325 Ponte Vedra Blvd. Ponte Vedra Beach, FL 32082	Director of BFC; Director of Bank of America; Corporate Director	American

Pastora San Juan Cafferty	c/o University of Chicago School of Social Service Administration 969 East 60th Street Chicago, IL 60637	Director of BFC; Professor Emerita, University of Chicago	American

Frank M. Clark	c/o Commonwealth Edison 440 South LaSalle St., 33rd Floor Chicago, IL 60605	Director of BFC; Chairman and CEO of Commonwealth Edison, a utilities company	American

Susan T. Congalton	c/o California Amforge Corp. 1520 Kensington Rd, Ste 112 Oak Brook, IL 60523	Director of BFC; Chairman and CEO of California Amforge Corp., a forgings production company	American

John W. Daniels Jr.	c/o Quarles & Brady LLP 411 East Wisconsin Ave. Milwaukee, WI 53202	Director of BFC; Chairman, Quarles & Brady LLP, a law firm	American

Arnold Donald	7 Huntleigh Woods St. Louis, MO 63131	Director of BFC; private investor and small business owner	American

David J. Lubar	c/o Lubar & Co. 700 North Water Street, Ste. 1200 Milwaukee, WI 53202	Director of BFC; President, Lubar & Co.	American

Jerome A. Peribere	c/o Dow AgroSciences 210 W. Washington Square Philadelphia, PA 19106	Director of BFC; President and Chief Executive Officer of Dow AgroSciences, an agricultural company	French

John Rau	c/o Miami Corporation 410 North Michigan Ave., Ste. 590 Chicago, IL 60611	Director of BFC; President and Chief Executive Officer of Miami Corporation, a distributor of automotive and marine interior and exterior trim products	American

John S. Shiely	15270 Briaridge Court Elm Grove, WI 53122	Director of BFC; Former Chairman of the Board, Briggs & Stratton Corporation, a manufacturer of gasoline engines for outdoor power equipment	American

Michael J. Van Handel	c/o Manpower Inc. 100 Manpower Place Milwaukee, WI 53212	Director of BFC; Executive Vice President and Chief Financial Officer of Manpower Inc., an employment service provider	American

DIRECTORS AND EXECUTIVE OFFICERS OF

BMO BANKCORP, INC.

(as of November 9, 2011)

The name, address, position, present principal occupation or employment of each of the directors and executive officers of BMO Bankcorp, Inc. (“BMO Bankcorp”) are set forth below.

Name	Address	Position/Principal Occupation/Employment	Citizenship

Terry Bulger	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President, U.S. Risk Management and Chief Risk Officer of BMO Bankcorp and BMO Financial Corp.	American

David R. Casper	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of BMO Bankcorp; Executive Vice President, Commercial Banking Division of BMO Bankcorp and BMO Financial Corp.	American

Ellen Costello	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director, Chief Executive Officer and U.S. Country Head of BMO Financial Corp; Director of BMO Bankcorp	American

Terry A. Jenkins	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of BMO Bankcorp; Executive Vice President Private Banking, U.S. of BMO Bankcorp and BMO Financial Corp.	Canadian

Peter B. McNitt	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director and Vice-Chair of BMO Bankcorp	American

Christopher J. McComish	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of BMO Bankcorp, Executive Vice President of Personal Banking – IL, IN, WI, and KS and Co-Head of North American Specialized Sales of BMO Bankcorp and BMO Financial Corp.	American

Cecily Mistarz	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President, Strategy and Implementation, Global Private Banking of BMO Bankcorp and BMO Financial Corp.	American

Deirdre C. Drake	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Human Resources of BMO Bankcorp and BMO Financial Corp.	American

Pamela C. Piarowski	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of BMO Bankcorp; Senior Vice President, Chief Financial Officer and Treasurer of BMO Bankcorp and BMO Financial Corp.	American

Dante DeWitt	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President and Chief Information Officer, Technology and Operations, U.S. of BMO Bankcorp and BMO Financial Corp.	American

Name	Address	Position/Principal Occupation/Employment	Citizenship

Justine Fedak	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Head of Marketing and Customer Strategies of BMO Bankcorp and BMO Financial Corp.	Canadian

Gail S. Palac	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President and Chief Auditor, U.S. Operations of BMO Bankcorp and BMO Financial Corp.	American

Craig T. Ingram	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Business Continuity Planning of BMO Bankcorp and BMO Financial Corp.	American

Judith Rice	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Director of BMO Bankcorp, Senior Vice President, Community Affairs and Economic Development and Community Reinvestment Act Officer of BMO Bankcorp and BMO Financial Corp.	American

Mark F. Furlong	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Director of BMO Bankcorp and BMO Financial Corp.; President and Chief Executive Officer, BMO Bankcorp and BMO Harris Bank N.A.	American

Ann Benschoter	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President, Headquarters, U.S. Personal and Commercial Banking of BMO Bankcorp and BMO Financial Corp.	American

Brad Chapin	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President of Personal Banking – WI, MN, AZ and FL of BMO Bankcorp and BMO Financial Corp.	American

James Duca	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President, Private Banking, U.S. of BMO Bankcorp and BMO Financial Corp.	American

Kenneth Krei	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President, Global Private Banking of BMO Bankcorp and BMO Financial Corp.	American

Barry McInerney	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Co-CEO Global Asset Management, BMO Bankcorp and BMO Financial Corp.	Canadian

Thomas J. O’Neill	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Head, Special Assets Portfolio of BMO Bankcorp and BMO Financial Corp.	American

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2011

Bank of Montreal

/s/ Barbara Muir
Signature

Barbara Muir Senior Vice President, Deputy General Counsel, Corporate Affairs and Corporate Secretary
(Name/Title)

/s/ Karen Eastburn
Signature

Karen Eastburn Assistant Corporate Secretary
(Name/Title)

BMO Financial Corp.

/s/ Pamela C. Piarowski
Signature

Pamela C. Piarowski Senior Vice President
(Name/Title)

BMO Bankcorp, Inc.

/s/ Pamela C. Piarowski
Signature

Pamela C. Piarowski Senior Vice President
(Name/Title)